Issuer Free Writing Prospectus

Filed by: Lucid Group, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-295033

Lucid Group, Inc. Announces Registered Public Offering of Common Stock; Total Raise of Approximately $1.05 Billion with Previously Announced Investments from Uber and PIF

•	Lucid prices its $300 million registered offering of common stock
•	Uber to increase its total investments in Lucid to $500 million
•	Ayar Third Investment Company, an affiliate of the Public Investment Fund, to purchase $550 million of Lucid’s convertible preferred stock

Newark, Calif. — April 14, 2026 — Lucid Group, Inc. (NASDAQ: LCID), maker of the world’s most advanced electric vehicles, today announced pricing of its underwritten public offering of its common stock for gross proceeds of $300 million. The underwritten offering is expected to close on or about April 15, 2026, subject to customary closing conditions.

As previously announced earlier today, Uber will increase its purchase commitment to at least 35,000 Lucid vehicles designed exclusively for use as part of Uber’s future global robotaxi service. Uber has also committed to an additional $200 million investment in Lucid, raising Uber’s total investments to $500 million to date. Ayar Third Investment has also committed a new investment of $550 million of convertible preferred stock, further strengthening the strategic partnership between the PIF and Lucid. Together with the gross proceeds from the underwritten offering, the total raise for these transactions is expected to be approximately $1.05 billion.

BofA Securities is acting as the sole underwriter for the underwritten offering.

The underwritten offering is being made pursuant to Lucid’s effective shelf registration statement on Form S-3ASR, including a base prospectus, filed with the Securities and Exchange Commission (the “SEC”), and a prospectus supplement relating to the underwritten offering. Prospective investors should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents that Lucid has filed or will file with the SEC for information about Lucid and the underwritten offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement and the base prospectus may be obtained from BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Lucid’s common stock, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Lucid Group

Lucid Group, Inc. (NASDAQ: LCID) is a technology company creating exceptional mobility experiences through innovation to drive the world forward. Built on Lucid’s proprietary technology and software defined vehicle architectures, the company’s lineup of award-winning vehicles brings Lucid’s “Compromise Nothing™” approach to premium segments of the global automotive market. Lucid designs and engineers its products in-house and assembles at its vertically integrated facilities in Arizona and Saudi Arabia, enabling continuous innovation across vehicles, software, and advanced driver assistance and autonomy-ready capabilities.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “shall,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Lucid's expectations related to the closings of and use of proceeds from the underwritten offering and private placements to Uber and Ayar, Uber’s purchase of Lucid Midsize SUV vehicles, Lucid’s expansion into the robotaxi market, and the promise of Lucid’s technology. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid's management. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from these forward-looking statements. Many actual events and circumstances are beyond the control of Lucid. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed under the cautionary language and the Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2025, subsequent Current Reports on Form 8-K, and other documents Lucid has filed or will file with the Securities and Exchange Commission. If any of these risks materialize or Lucid's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lucid currently does not know or that Lucid currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid's expectations, plans or forecasts of future events and views as of the date of this communication. Lucid anticipates that subsequent events and developments will cause Lucid's assessments to change. However, while Lucid may elect to update these forward-looking statements at some point in the future, Lucid specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact
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